EXHIBIT 8.1

David W. Santi

(404) 815-3739

Direct Fax: (404) 685-7039

E-Mail: dsanti@sgrlaw.com

December 22, 2003

First National Banc, Inc.

2509 Osborne Road

St. Marys, Georgia 31558

First National Bank, Orange Park, Florida

1775 Eagle Harbor Parkway

Orange Park, Florida 32003

Re:	Agreement and Plan of Merger pursuant to which First National Banc, Inc. will acquire First National Bank, Orange Park, Florida

Ladies/Gentlemen:

We have acted as counsel to First National Banc, Inc., a Georgia corporation (“FNBI”) in connection with the proposed merger (the “Merger”) of First National Bank, a national banking association having its principal office in Orange Park, Florida (“FNB-Orange Park”) with and into FNBI Interim Bank, N.A., a to-be-formed national banking association and wholly owned subsidiary of FNBI (“Interim”), pursuant to the terms of and as described in that certain Agreement and Plan of Merger dated as of June 17, 2003 (the “Merger Agreement”) by and between FNBI and FNB-Orange Park, and to be joined in by Interim. At your request, and as contemplated by the Merger Agreement, we are rendering our opinion concerning certain federal income tax consequences of the Merger. Unless otherwise indicated, all capitalized terms used in this opinion have the same meaning as used in the Merger Agreement.

For purposes of rendering our opinion herein, we have conducted an examination of the Internal Revenue Code of 1986, as amended (the “Code”), and such other applicable laws, regulations, rulings, decisions, documents and records as we have deemed necessary. With respect to factual matters, we have relied upon the Merger Agreement, including, without limitation, the representations of the parties set forth therein, and upon certain statements and

First National Banc, Inc.

First National Bank, Orange Park, Florida

December 22, 2003

representations made to us in certificates by officers of FNBI and FNB-Orange Park, in each case without independent verification thereof. With the consent of FNBI and FNB-Orange Park, we have relied on the accuracy and completeness of the statements and representations contained in the Merger Agreement or in such certificates and have assumed that such certificates will be complete and accurate as of the Effective Time. We have assumed that any representation or statement qualified by “the knowledge” of the party making such representation or statement, or by any similar qualification, is correct without such qualification. As to all matters in which a person or entity making a representation referred to above has represented that such person or entity either is not a party to, or does not have, or is not aware of, any plan or intention, understanding or agreement, we have assumed that there is in fact no such plan, intention, understanding or agreement with respect to such matters.

For purposes of this opinion, we have assumed that (i) at least eighty percent (80%) of the outstanding shares of the capital stock of FNB-Orange Park (the “FNB-Orange Park Stock”) will be exchanged for FNBI Common Stock in the Merger, (ii) the shares of FNB-Orange Park Stock constitute capital assets in the hands of each holder thereof, and (iii) the Merger will be consummated according to the Merger Agreement.

Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that under the Code:

(1) The Merger will constitute a reorganization under Code §§368(a)(1)(A) and 368(a)(2)(D), and FNBI, Interim and FNB-Orange Park will each be a party to the reorganization within the meaning of Code §368(b). As a result, no gain or loss will be recognized by FNBI, Interim or FNB-Orange Park as a result of the Merger.

(2) Holders of shares of FNB-Orange Park Common Stock who exchange such shares solely for shares of FNBI Common Stock will not recognize gain or loss on the exchange (except with respect to any cash received in lieu of a fractional share of FNBI Common Stock).

(3) The federal income tax basis of shares of FNBI Common Stock received in exchange for shares of FNB-Orange Park Stock will be equal to the holder’s basis of the shares of FNB-Orange Park Stock surrendered in exchange therefor, and the holding period of such FNBI Common Stock will include the holding period of the FNB-Orange Park Stock surrendered in exchange therefor.

(4) The receipt of cash in lieu of fractional shares will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by FNBI, and capital gain or loss will be recognized in an amount equal to the difference between the cash received and the basis of the fractional share of FNBI Common Stock surrendered.

First National Banc, Inc.

First National Bank, Orange Park, Florida

December 22, 2003

(5) A holder of FNB-Orange Park Stock who exercises appraisal rights will recognize capital gain or loss equal to the difference between the cash received and such holder’s tax basis in the FNB-Orange Park Stock exchanged.

The opinions expressed herein are based upon our interpretation of existing legal authorities, and no assurance can be given that such interpretations would be followed if the exchange of shares contemplated by the Merger became the subject of administrative or judicial proceedings. Statements of opinion herein are opinions only and should not be interpreted as guarantees of the current status of the law, nor should they be accepted as a guarantee that a court of law or administrative agency will concur in such statement.

No opinion is expressed with respect to any of the following:

(i) The appropriate method to determine the fair market value of any stock or other consideration received in any sale or exchange;

(ii) The state, local or foreign tax consequences of any aspect of the Merger; or

(iii) The federal income tax consequences of any aspect of the Merger to holders of FNB-Orange Park Stock who are subject to special tax treatment for federal income tax purposes, including among others, life insurance companies, tax exempt entities and foreign taxpayers, or to holders of warrants or options to purchase FNB-Orange Park Stock, if any, which are exchanged for or converted into options or warrants to acquire FNBI Common Stock.

We expressly consent to the filing of this opinion as an exhibit to the registration statement on Form S-4 filed by FNBI with the Securities and Exchange Commission in connection with the Merger on or about the date hereof, and to the reference to this opinion in the proxy statement/prospectus contained in such registration statement. In giving this opinion, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

SMITH, GAMBRELL & RUSSELL, LLP

/s/ David W. Santi
David W. Santi